UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

1 June 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

D.E MASTER BLENDERS 1753 B.V.

File No. 333-179839 -- CF# 28256

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       D.E MASTER BLENDERS 1753 B.V. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on March 1, 2012, as amended.

       Based on representations by D.E MASTER BLENDERS 1753 B.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through December 31, 2020
Exhibit 10.7	through May 15, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel